

September 13, 2013

Via Email
Mr. Michael Stevens
Chief Financial Officer
Whiting Petroleum Corporation
1700 Broadway, Suite 2300
Denver, CO 80290

> **Re:** **Whiting Petroleum Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-31899**

Dear Mr. Stevens:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

Management's Discussion and Analysis, page 51

Commodity Derivative (Gain) Loss, Net, page 59

1. We note your disclosures on pages 59 and 62 explaining that you account for derivatives at fair value "...with fair value gains and losses recognized immediately in earnings, as commodity derivative (gain) loss, net." However, you also state "...only cash settlement gains and losses on commodity derivatives (except for settlements on embedded derivatives) are recorded immediately to earnings as commodity derivative (gain) loss, net." We see that you have disclosure on page 72 that also appears to distinguish cash settlement gains and losses from the accounting prescribed by GAAP. Please explain what you mean by "cash settlement gains and losses" and reconcile the limitation indicated in your disclosure to the requirement to recognize all gains and losses on

derivatives not accounted for as hedging instruments in earnings each period. Also explain the exception noted for embedded derivatives and cite the specific authoritative guidance that you have relied upon in formulating your policy.

2.   We note that you identify "change in unrealized (gains) losses on derivative contracts" and "realized cash settlement losses" as two components of the commodity derivative gain or loss reported in your financial instruments. Tell us why you believe these items accurately portray the accounting required by FASB ASC 815-10-35-2, and do not constitute non-GAAP measures as defined in Item 10(e)(2) of Regulation S-K, if this is your view. Please submit an analysis, including explanations for differences, comparing the realized cash settlement amounts to the cumulative gain or loss recorded under GAAP for derivatives settled each period (up to the date of settlement); also comparing the change in unrealized amounts to the change in fair value recorded for derivatives that continued to be held at the end of each period in accordance with GAAP.

3.   We note that you present various non-GAAP measures in your earnings releases and website presentations, including Adjusted Net Income and Discretionary Cash Flow, which appear to reflect adjustments to net income for amounts identified as either "Unrealized Derivative (Gains) Losses" or "non-cash" gains and losses on mark-to-market derivatives, as disclosed on pages 24 and 25 of Exhibit 99 to the Form 8-K that you filed on February 27, 2013. However, the reconciling amounts shown in the Exhibit for 2011 and 2012 do not agree with the unrealized activity presented in your table under this heading or the corresponding amounts reported as reconciling items in your Statements of Cash Flows on page 80.

        Please explain the reasons for the variances in amounts and descriptions and indicate whether the adjustments are intended to reflect total cash settlements of derivatives in your non-GAAP measures, the cumulative gain or loss reported in accordance with GAAP, or some combination of amounts. If your non-GAAP measures reflect recovery of costs previously paid to acquire or modify the terms of your derivatives, please quantify these amounts and explain your rationale.

4.   Given the concerns outlined in other comments in this letter, the derivative related adjustments in your non-GAAP presentations may need to be modified.

        If your intention is to reflect cash settlements of commodity derivatives in a historical non-GAAP performance measure, you should replace the adjustments for the "unrealized" amounts with an adjustment to eliminate the total measure of derivative gain or loss reported under GAAP, and an adjustment to include cash settlements net of premiums/costs attributable to settled instruments.

        If your intention is to reflect cash settlements of commodity derivatives in a historical non-GAAP liquidity measure, the reconciliation from operating cash flows should include adjustments as necessary to reflect all outflows and inflows related to commodity derivatives each period. If you believe narrative pertaining to the comparable reconciliation from net income for a liquidity measure is meaningful please explain the basis for your view. The comparable presentation would replace adjustments for the "unrealized" amounts with an adjustment to eliminate the total measure of derivative gain or loss reported under GAAP, an adjustment to show gross cash settlements during the period, and an adjustment to show payments made to acquire or modify commodity derivatives.

In either case, you should disclose the amounts representing recovery of costs paid to acquire or modify derivatives that settled each period.

5.   We note that you discuss the change in unrealized (gains) losses on derivative contracts in your disclosures on pages 59 and 62, although without reference to the effects of gains and losses reported in prior periods for derivatives that settled in the current periods that would impact these measures in deriving your cash settlement amounts. We also see no mention of the effects of any payments that may have been made to acquire or modify derivatives, or upon recovering such costs at settlement, in computing these "unrealized" components.

Given that you do not apply hedge accounting for your derivative instruments and are therefore not accumulating or reclassifying unrealized amounts to your results of operations upon settlement, the rationale for your presentation is unclear. The disclosures pertaining to your results of operations, including tables, discussions and analyses related to derivatives, should be oriented to the gains and losses reported in your financial statements under GAAP. Accordingly, it appears that you should revise your disclosures to address the activity and variances directly.

As it appears you regard derivative transaction cash flows to be material, the related disclosures should be repositioned in the liquidity and capital resources section of MD&A. Please also expand this disclosure to quantify the costs paid to acquire or modify the terms of your derivative instruments and to indicate the extent to which such costs have been recovered upon settlement each period. If you have not engaged in material transactions of this nature please clarify.

Financial Statements

Note 12 - Commitments and Contingencies, page 109

Litigation, page 110

6.   We note your disclosure explaining that in management's opinion all claims and litigation involving the company are not likely to have a material effect on its consolidated financial position, cash flows or results of operations. It is unclear from this statement whether you believe the exposure to material loss is less than reasonably

possible for all matters, or whether some of the matters but not all of the matters are reasonably likely to have a material effect.

Please revise your disclosure to differentiate between claims and litigation which have had or which are reasonably likely to have a material effect from those which have not had and are not reasonably likely to have a material effect on your financial position, cash flows and results of operations to comply with FASB ASC 450-20-50. In each instance the extent to which you have assessed the risk of material loss as remote, reasonably possible or probable should be clear.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief